Exhibit 99.1

GRAVITY CO., LTD.

Non-Consolidated Financial Statements

December 31, 2013 and 2012

GRAVITY CO., LTD.

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Auditors	1 - 2

Non-Consolidated Financial Statements

Statements of Financial Position	3 - 4

Statements of Operations	5

Statements of Changes in Equity	6

Statements of Cash Flows	7 - 8

Notes to Non-Consolidated Financial Statements	9 - 35

Report of Independent Accountants’ Review of Internal Accounting Control System	36

Report on the Operations of the Internal Accounting Control System	37

Report of Independent Auditors

To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.

We have audited the accompanying non-consolidated statements of financial position of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2013 and 2012, and the related non-consolidated statements of operations, changes in equity and cash flows for the years then ended, expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of GRAVITY Co., Ltd. as of December 31, 2013 and 2012, and its financial performance and cash flows for the years then ended in accordance with the Accounting Standards for Non-Public Entities in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in other countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about the Korean Accounting Standards for Non-Public Entities or auditing standards and their application in practice.

Seoul, Korea

March 17, 2014

This report is effective as of March 17, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Statements of Financial Position

December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012
Assets
Current assets
Cash and cash equivalents (Note 3)	￦ 23,402,392	￦ 29,078,231
Short-term financial instruments (Note 3)	18,000,000	17,500,000
Trade accounts receivable, net (Notes 4 and 27)	3,759,344	4,636,583
Short-term loans receivable, net (Notes 9, 10 and 27)	32,778	55,000
Other accounts receivable, net (Notes 5 and 27)	230,569	250,811
Advance payments, net (Notes 6 and 27)	313,278	1,591,969
Current portion of deferred tax assets (Note 18)	366,000	633,000
Prepaid income taxes	694,559	963,145
Other current assets (Notes 7, 9 and 27)	706,713	1,008,885
Total current assets	47,505,633	55,717,624
Equity-method investments (Note 9)	10,377,516	11,811,903
Long-term available-for-sale securities (Note 8)	—	647,061
Long-term loans receivable, net (Notes 9, 10 and 27)	13,750	1,199,278
Property and equipment, net (Notes 11 and 12)	651,535	1,007,536
Intangible assets, net (Notes 14 and 27)	13,573,211	19,286,514
Leasehold deposits paid (Note 13)	1,250,167	1,374,232
Deferred tax assets, net (Note 18)	5,728,000	8,905,000
Other non-current assets (Notes 17 and 27)	4,346,711	4,234,710
Total assets	￦ 83,446,523	￦ 104,183,858
Liabilities and Equity
Current liabilities
Accounts payable (Note 27)	2,747,370	4,094,503
Advanced receipt (Notes 17 and 27)	1,920,366	1,920,366
Withholdings	131,308	148,737
Short-term deferred income (Notes 17 and 27)	2,968,960	2,203,565
Income tax payable (Note 18)	146,384	244,685
Total current liabilities	7,914,388	8,611,856
Long-term deferred income (Notes 17 and 27)	6,475,232	8,495,438
Asset retirement obligatoins	99,000	99,000
Leasehold deposits received (Note 27)	150,980	154,488
Total liabilities	￦ 14,639,600	￦ 17,360,782

GRAVITY CO., LTD.

Statements of Financial Position

December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012
Equity
Capital stock (Notes 1 and 19)
Common stock	￦ 3,474,450	￦ 3,474,450
Capital surplus
Paid in capital in excess of par value (Note 19)	73,255,073	73,255,073
Other capital surplus	2,125,136	2,125,136
Accumulated other comprehensive income and expenses
Accumulated comprehensive income of equity method investees (Notes 9 and 23)	1,532,202	1,484,906
Accumulated comprehensive loss of equity method investees (Notes 9 and 23)	(160,336)	(51,580)
Retained earnings (Accumulated deficit) (Note 22)
Unappropriated retained earnings (Undisposed accumulated deficit)	(11,419,602)	6,535,091
Total equity	68,806,923	86,823,076
Total liabilities and equity	￦ 83,446,523	￦ 104,183,858

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statements of Operation

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012

Revenues (Notes 17, 20 and 27)	￦ 26,257,395	￦ 40,104,850
Cost of revenues (Note 27)	20,046,866	20,303,476
Gross profit	6,210,529	19,801,374
Selling and administrative expenses (Notes 21 and 27)	14,163,089	19,601,087
Operating income (loss)	(7,952,560)	200,287
Non-operating income
Interest income (Note 27)	1,380,337	1,570,695
Gain on foreign currency translation	19,784	31,569
Gain on foreign currency transactions	465,240	406,127
Gain on valuation of equity-method investments (Note 9)	—	1,709,804
Gain on disposal of property and equipment	1,483	7,188
Other income	376,404	768,206
	2,243,248	4,493,589
Non-operating expenses
Other bad debt expenses (Notes 5, 6, 9, 10 and 27)	2,087,151	2,067,280
Loss on foreign currency translation	205,682	395,764
Loss on foreign currency transactions	577,647	764,070
Loss on valuation of equity-method investments (Note 9)	2,102,173	4,180,479
Loss on impairment of equity-method investments (Note 9)	70,793	6,732,617
Loss on disposal of equity-method investments (Note 9)	—	333,389
Loss on impairment of long-term available-for-sale securities (Note 8)	—	399,405
Loss on disposal of long-term available-for-sale securities (Note 8)	67,835	—
Loss on disposal of intangible assets	—	924
Loss on impairment of intangible assets (Note 14)	1,344,120	291,094
Loss on disposal of other non-current assets	—	5,880
Other losses	10,775	—
	6,466,176	15,170,902
Loss before income taxes	(12,175,488)	(10,477,026)
Income tax expense (Note 18)	5,779,205	3,821,375
Net loss	￦ (17,954,693)	￦ (14,298,401)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statements of Changes in Equity

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

			Accumulated
	Capital	Capital	other comprehensive	Retained earnings
	stock	surplus	income and loss	(Accumulated deficit)	Total

Balance at January 1, 2012	￦ 3,474,450	￦ 75,380,209	￦ 1,636,750	￦ 20,833,492	￦ 101,324,901
Net loss	—	—	—	(14,298,401)	(14,298,401)
Changes in equity-method investees with accumulated comprehensive income (Notes 9 and 24)	—	—	(151,844)	—	(151,844)
Changes in equity-method investees with accumulated comprehensive loss (Notes 9 and 24)	—	—	(51,580)	—	(51,580)
Balance at December 31, 2012	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 86,823,076
Balance at January 1, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 86,823,076
Net loss	—	—	—	(17,954,693)	(17,954,693)
Changes in equity-method investees with accumulated comprehensive income (Notes 9 and 24)	—	—	47,296	—	47,296
Changes in equity-method investees with accumulated comprehensive loss (Notes 9 and 24)	—	—	(108,756)	—	(108,756)
Balance at December 31, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 68,806,923

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012
Cash flows from operating activities
Net loss	￦ (17,954,693)	￦ (14,298,401)
Adjustments to reconcile net loss to net cash provided by used in operating activities
Depreciation	478,006	490,035
Amortization of intangible assets	5,988,101	5,179,798
Bad debt expenses	87,960	5,901
Other bad debt expenses	2,087,152	2,067,280
Loss on foreign currency translation	87,022	152,637
Loss on valuation of equity-method investments	2,102,173	4,180,479
Loss on disposal of equity-method investments	—	333,389
Loss on impairment of equity-method investments	70,793	6,732,617
Loss on disposal of long-term available-for-sale securities	67,835	—
Loss on impairment of long-term available-for-sale securities	—	399,405
Loss on disposal of intangible assets	—	924
Loss on impairement of intangible assets	1,344,120	291,094
Loss on disposal of other non-current assets	—	5,880
Gain on foreign currency translation	(19,784)	(31,569)
Gain on valuation of equity-method investments	—	(1,709,804)
Gain on disposal of property and equipment	(1,483)	(7,188)
	12,291,895	18,090,878
Changes in operating assets and liabilities
Decrease in trade accounts receivable	780,689	2,314,423
Decrease(increase) in other accounts receivable	(58,152)	188,142
Increase in accrued income	(16,805)	(6,294)
Decrease(increase) in advance payments	740,900	(580,423)
Decrease in prepaid expenses	164,685	137,536
Decrease in current portion of deferred tax assets	267,000	606,000
Decrease(increase) in prepaid income taxes	268,586	(65,699)
Decrease(increase) in tax refund receivable	58,474	(28,163)
Decrease(increase) in long-term prepaid expenses	(1,334)	42,460
Decrease(increase) in deferred tax assets	3,177,000	(107,000)
Increase in other non-current assets	(130,000)	—
Decrease in accounts payable	(383,466)	(1,044,783)
Decrease in withholdings	(17,428)	(61,948)
Decrease in deferred income	(215,300)	(1,638,873)
Decrease in income tax payables	(98,302)	(67,417)
Decrease(increase) in long-term deferred income	(1,039,511)	2,085,298
Decrease(increase) in leasehold deposits received	(3,508)	10,264
	3,493,528	1,783,523
Net cash provided by (used in) operating activities	￦ (2,169,270)	￦ 5,576,000

GRAVITY CO., LTD.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in thousands of Korean won)

	2013	2012
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	￦ 39,500,000	￦ 30,000,000
Collection of short-term loans receivable	870,694	176,250
Proceeds from disposal of short-term available-for-sale securities	—	905,280
Proceeds from disposal of long-term available-for-sale securities	579,227	—
Collection of long-term loans receivable	23,056	12,778
Proceeds from disposal of property and equipment	2,772	7,201
Decrease in leasehold deposits	124,065	2,634
Decrease in other non-current assets	—	28,000
Increase in short-term financial instruments	(40,000,000)	(32,500,000)
Increase in short-term loans receivable	(800,000)	—
Acquisition of equity-method investments	(800,040)	—
Increase in long-term loans receivable	(858,000)	(2,965,600)
Acquisition of property and equipment	(121,731)	(259,351)
Acquisition of intangible assets	(2,026,612)	(3,617,255)
Increase in leasehold deposits	—	(270)
Increase in other non-current assets	—	(28,000)
Net cash used in investing activities	(3,506,569)	(8,238,333)

Cash flows from financing activities
Net cash provided by financing activities	—	—
Net decrease in cash and cash equivalents	(5,675,839)	(2,662,333)
Cash and cash equivalents
Beginning of the year	29,078,231	31,740,564
End of the year	￦ 23,402,392	￦ 29,078,231

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

1.              The Company

GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 60 markets through three subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2013, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2013, are as follows:

		Percentage of
	Number of shares	ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69
	6,948,900	100.00

2.              Significant Accounting Policies

The principal accounting policies applied in the preparation of these non-consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

2.2 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.4 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity-method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the statements of operations.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Company considers the necessity to recognize impairment losses. The Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.5 Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for trade receivables. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.6 Equity-method Investments

The Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity-method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expense (changes in equity due to equity-method investments). Dividends paid by the investee to the Company are directly deducted from the Company’s equity-method investments at the moment the dividend payment is declared.

Except when the Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Company when the investee’s financial statements are used by the Company in applying the equity-method.

In case the investee is also a subsidiary of the Company, net income and net assets of the investee in its non-consolidated financial statements should be equal to the corresponding share of the Company presented in the financial statements, unless the equity-method of accounting has been discontinued on the said investee.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

2.7 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation Method
Computers and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixtures	4 years	Straight-line method
Leasehold improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.8 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of operations on a straight-line basis over the period of the lease.

2.9 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Amortization Method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

2.10 Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.11 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.12 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

2.13 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.14 Employee Benefits

(a) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

(b) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Company compensates for unused annual leaves.

2.15 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guarantee minimum royalty payments. The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.16 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (note 2.4), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method of trading securities (note 2.4).

2.17 Foreign currency translations of foreign subsidiaries under equity-method

The Company translates assets and liabilities at closing rate as of the reporting date, equity at exchange rate prevailing on the date of transaction, and income and expenses at average exchange rate of foreign subsidiaries under equity-method of accounting. Gains and losses arising from such translations are recognized in other comprehensive income and expense. When the foreign subsidiaries under equity-method of accounting are sold or liquidated, exchange differences recognized in other comprehensive income or expenses are recognized in the statement of operations.

3.              Cash and Cash Equivalents and Short-term Financial Instruments

As of December 31, 2013 and 2012, there are no restrictions for use of time deposits.

4.              Trade Accounts Receivable

Trade accounts receivable as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
Trade accounts receivable	￦	3,777,634	￦	4,645,298
Less: allowance for doubtful accounts	(18,290)		(8,715)
	￦	3,759,344	￦	4,636,583

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

5.              Other Accounts Receivable

Other accounts receivable as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
Other accounts receivable	￦	565,553	￦	507,410
Less: allowance for doubtful accounts	(334,984)		(256,599)
	￦	230,569	￦	250,811

6.              Advance Payments

Advance payments as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
Advance payments	￦	1,813,278	￦	3,091,969
Less: allowance for doubtful accounts[1]	(1,500,000)		(1,500,000)
	￦	313,278	￦	1,591,969

1 As of December 31, 2013, the Company provided bad debt reserve of ￦1,500 million advance payments due from Gravity Games Corp..

7.             Other Current Assets

Other current assets as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012
Accrued income (Notes 9 and 27)	￦ 244,517	￦ 342,864
Tax refund receivable	157,878	216,352
Prepaid expenses (Note 27)	304,318	449,669
	￦ 706,713	￦ 1,008,885

8.              Long-term Available-for-sale Securities

Long-term available-for-sale securities as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
Long-term available-for-sale securities
Non-marketable available-for-sale securities[1]	￦	—	￦	647,061
	￦	—	￦	647,061

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

1 The non-marketable available-for-sale securities represent investment and profit sharing in Online Game Revolution Fund No.1, Limited liability partnership(the “Partnership”), which was established altogether by the Company, SoftBank Corp., GungHo Online Entertainment, Inc. and others. The Company had invested total of JPY 910 million in the Partnership and held 16.39% equity interest as of December 31, 2012. The Partnership was liquidated and the Company received dividends amounting to ￦ 579,227 thousand in 2013.

9.              Equity-method Investments

Equity-method investments as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013
	Percentage	Acquisition	Net Asset
Investees	of owner-ship (%)	cost	Value	Book value
Gravity Interactive, Inc.	100.00	￦ 4,636,784	￦ (2,659,058)	￦ —
Gravity Entertainment Corp.	100.00	1,763,994	436,456	436,456
Gravity EU SAS	25.00	2,519,363	(257,819)	—
Gravity Middle East&Africa FZ-LLC[1]	100.00	1,979,640	1,221,300	1,221,300
NeoCyon, Inc.	96.11	7,715,763	8,719,760	8,719,760
Gravity Games Corp.[2]	85.50	12,488,520	(1,264,645)	—
		￦ 31,104,064	￦ 6,195,994	￦ 10,377,516

(in thousands of Korean won)

		2012
	Percentage	Acquisition	Net Asset
Investees	of owner-ship (%)	cost	Value	Book value
Gravity Interactive, Inc.	100.00	￦ 4,636,784	￦ (1,771,127)	￦ —
Gravity Entertainment Corp.	100.00	1,763,994	574,719	574,719
Gravity EU SAS	25.00	2,519,363	(19,737)	—
Gravity Middle East&Africa FZ-LLC[1]	100.00	1,979,640	1,464,423	1,464,423
NeoCyon, Inc.	96.11	7,715,763	9,570,976	9,452,037
Gravity Games Corp.[2]	50.83	11,688,480	(703,307)	320,724
		￦ 30,304,024	￦ 9,115,947	￦ 11,811,903

1 On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is in process of liquidation as of December 31, 2013.

2 The Company obtained additional 34.67% of the share capital of Gravity Games Corp. for ￦ 800,040 thousand through additional paid-in capital in 2013.

Details of changes in the differences between the acquisition cost and the Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability for the years ended December 31, 2013 and 2012, are as follows:

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

(in thousands of Korean won)

	2013
Investee	Beginning		Increase		Decrease[1]		Ending
Gravity Games Corp.	￦	1,024,031	￦	815,870	￦	1,839,901	￦	—

(in thousands of Korean won)

	2012
Investee	Beginning		Increase		Decrease[2]		Ending
Gravity Games Corp.	￦	9,650,001	￦	—	￦	8,625,970	￦	1,024,031

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity-method investments.

1 Loss on impairment of equity-method investment amounting to ￦ 70,793 thousand and unrecognized changes in equity interest as a result of suspending equity-method amounting to ￦ 1,264,645 thousand are included.

2 Loss on impairment of equity-method investment of ￦6,732,617 thousand is included.

Details of the elimination of unrealized gain or loss arising from inter-company transactions with an equity-method investee are as follows:

(in thousands of Korean won)

	2013		2012
NeoCyon, Inc.
Other intangible assets	￦	—	￦	118,939

Changes in equity-method investments in subsidiaries for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Beginning		Valuation		Ending
Investees	Balance	Acquisition	Loss	Others[4]	Balance

Gravity Interactive, Inc.[1]	￦ —	￦ —	￦ (60,547)	￦ 60,547	￦ —
Gravity Entertainment Corp.	574,719	—	(29,507)	(108,756)	436,456
Gravity EU SAS[2]	—	—	—	—	—
Gravity Middle East&Africa FZ-LLC	1,464,423	—	(229,871)	(13,252)	1,221,300
NeoCyon, Inc.	9,452,037	—	(732,277)	—	8,719,760
Gravity Games Corp.[3,4]	320,724	800,040	(1,049,971)	(70,793)	—
	￦ 11,811,903	￦ 800,040	￦ (2,102,173)	￦ (132,254)	￦ 10,377,516

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

1 Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2013 is ￦1,052,408 thousand.

2 Equity-method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2013 is ￦257,819 thousand.

3 As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2013 is ￦1,264,645 thousand.

4 Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity-method investments.

(in thousands of Korean won)

	2012
	Beginning		Valuation		Ending
Investees	Balance	Disposal	Gain(Loss)	Others[5]	Balance

Gravity Interactive, Inc.[1]	￦ —	￦ —	￦ (82,456)	￦ 82,456	￦ —
Gravity Entertainment Corp.	643,017	—	39,193	(107,491)	574,719
Gravity EU SAS[2]	253,589	—	(256,917)	3,328	—
Gravity Middle East&Africa FZ-LLC	1,576,812	—	—	(112,389)	1,464,423
Gravity Rus Co., Ltd.[3]	—	(434,770)	453,718	(18,948)	—
NeoCyon, Inc.	8,235,144	—	1,216,893	—	9,452,037
Gravity Games Corp.[4,5]	9,287,795	—	(2,234,454)	(6,732,617)	320,724
	￦ 19,996,357	￦ (434,770)	￦ (864,023)	￦ (6,885,661)	￦ 11,811,903

1 Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2012 is ￦164,477 thousand. Among total loss on valuation of equity-method investment, amounting to ￦1,689,106 thousand, ￦1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans (Refer to Note 10).

2 Equity-method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity for the year ended December 31, 2012 is ￦19,737 thousand.

3 With respect to surrendering the ownership of Gravity RUS Co., Ltd. in 2012. The Company recognized a loss on disposal of equity-method investments amounting to ￦333,389 thousand for the difference between the book value amounting to ￦434,770 thousand and accumulated other comprehensive income from equity-method investments amounting to ￦101,381 thousand.

4 As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

5 Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity-method investments.

Changes in accumulated other comprehensive income and expense from equity-method investments are as follows:

(in thousands of Korean won)

	2013
	Beginning			Ending
Investees	Balance	Increase	Decrease	Balance
Gravity Interactive, Inc.	￦ 1,119,887	￦ 60,547	￦ —	￦ 1,180,434
Gravity Entertainment Corp.	(51,580)	—	108,756	(160,336)
Gravity EU SAS	122,705	—	—	122,705
Gravity Middle East&Africa FZ-LLC	310,314	—	13,252	297,062
	1,501,326	60,547	122,008	1,439,865
Deferred income tax charged to equity	(68,000)	—	—	(68,000)
	￦ 1,433,326	￦ 60,547	￦ 122,008	￦ 1,371,865

(in thousands of Korean won)

	2012
	Beginning			Ending
Investees	Balance	Increase	Decrease[1]	Balance
Gravity Interactive, Inc.	￦ 1,037,431	￦ 82,456	￦ —	￦ 1,119,887
Gravity Entertainment Corp.	55,911	—	107,491	(51,580)
Gravity EU SAS	119,377	3,328	—	122,705
Gravity Middle East&Africa FZ-LLC	422,703	—	112,389	310,314
Gravity Rus Co., Ltd.[1]	120,329	—	120,329	—
	1,755,751	85,784	340,209	1,501,326
Deferred income tax charged to equity[2]	(119,000)	—	(51,000)	(68,000)
	￦ 1,636,751	￦ 85,784	￦ 289,209	￦ 1,433,326

1 As the Company’s ownership of Gravity RUS Co., Ltd. was surrendered in 2012, ￦101,381 thousand of accumulated other comprehensive income from equity-method investment was recognized as a loss on disposal of equity-method investments.

2 Deferred income taxes charged directly to equity were ￦68,000 as of December 31, 2012 (Refer to note 18).

Except for NeoCyon, Inc., the unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2013 and 2012, were used in the valuation of these equity-method investments. The Company has concluded that any difference between the audited and unaudited financial statements is not material.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

Summary of financial information of equity-method investees as of and the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
Investees	Assets	Liabilities	Revenue	Net Loss
Gravity Interactive, Inc.	￦ 2,062,734	￦ 4,721,792	￦ 5,965,724	￦ (948,478)
Gravity Entertainment Corp.	439,525	3,069	23	(29,507)
Gravity EU SAS	902,903	1,934,181	1,313,602	(948,338)
Gravity Middle East&Africa FZ-LLC	1,455,041	233,741	—	(229,871)
NeoCyon, Inc.	12,754,479	3,681,791	18,284,264	(885,668)
Gravity Games Corp.	3,454,080	4,933,226	1,285,460	(890,674)

(in thousands of Korean won)

	2012
				Net income
Investees	Assets	Liabilities	Revenue	(Loss)
Gravity Interactive, Inc.	￦ 1,475,904	￦ 3,247,031	￦ 4,719,506	￦ (1,654,905)
Gravity Entertainment Corp.	578,511	3,792	33	39,193
Gravity EU SAS	1,349,101	1,428,049	1,449,696	(1,106,617)
Gravity Middle East&Africa FZ-LLC	1,476,818	12,395	—	—
NeoCyon, Inc.	12,743,638	2,785,282	15,322,700	1,101,147
Gravity Games Corp.	3,841,791	5,225,492	2,806,105	(671,089)

10.       Short-term and Long-term Loans Receivables

Short-term and long-term loans receivables of the Company as of December 31, 2013 and 2012, consist of the following:

(in thousands of Korean won)

	Annual
	Interest Rate(%)	2013	2012

Loans for employee housing	2.0~3.0	￦ 46,528	￦ 100,278
Loans to Naru entertainment, Co., Ltd.[1]	8.0	1,200,000	1,200,000
Loans to Gravity Interactive Inc.[2]	4.0	1,606,650	1,606,650
Loans to Gravity Games Corp.[3]	6.9	1,972,000	1,154,000
Total		4,825,178	4,060,928
Less: Short-term portion (maturity of less than a year)		(893,274)	(255,000)
Long-term loans receivable		3,931,904	3,805,928
Allowance for doubtful accounts[1,2]		(4,778,650)	(2,806,650)

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

1 In 2012, with respect to loans receivable from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Company recognized the difference as other bad debt expense.

2 Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. Among total loss on valuation of equity-method investment amounting to ￦1,689,106 thousand, ￦1,606,650 thousand was reflected in the allowance for doubtful accounts on long-term loans (Refer to Note 9).

3 The loan is collateralized by Gravity Games Corp. intellectual property rights and shares of Gravity Games Corp. held by the former CEO of Gravity Games Corp..

11.       Property and Equipment

Changes in property and equipment as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Computer and			Furniture		Leasehold
Investees	Other Equipment		Vehicles	and fixtures		improvements	Total
Beginning	￦	962,613	￦ —	￦	43,552	￦ 1,371	￦	1,007,536
Increase	118,453		—	4,841		—	123,294
Disposal and retirement	(676)		—	(613)		—	(1,289)
Depreciation	(445,487)		—	(31,148)		(1,371)	(478,006)
Ending	￦	634,903	￦ —	￦	16,632	￦ —	￦	651,535
Acquisition cost	￦	6,454,420	￦ 28,111	￦	843,767	￦ 745,967	￦	8,072,265
Accumulated depreciation	(5,819,517)		(28,111)	(827,135)		(745,967)	(7,420,730)

(in thousands of Korean won)

	2012
	Computer and			Furniture	Leasehold
Investees	Other Equipment		Vehicles	and fixtures	improvements	Total
Beginning	￦	1,164,511	￦ —	￦ 75,989	￦ 21,172	￦	1,261,672
Increase	251,528		—	2,786	—	254,314
Disposal and retirement	(13)		—	—	—	(13)
Depreciation	(453,413)		—	(35,223)	(19,801)	(508,437)
Ending	￦	962,613	￦ —	￦ 43,552	￦ 1,371	￦	1,007,536
Acquisition cost	￦	10,110,036	￦ 28,111	￦ 876,559	￦ 745,967	￦	11,760,673
Accumulated depreciation	(9,147,423)		(28,111)	(833,007)	(744,596)	(10,753,137)

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

12.       Insurance

Property and equipment covered by insurance policies as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		Amount Insured
Type of Insurance	Properties	2013	2012	Insurance Company
Fire insurance	Buildings	￦ 5,000,000	￦ 5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General insurance	Equipment, furniture and fixtures	887,620	1,253,155	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd. In addition, the Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd..

13.       Operating Lease

The Company entered into leasehold agreements with National IT Industry Promotion Agency and SH Corp. and has paid leasehold deposits of ￦1,247,263 thousand to National IT Industry Promotion Agency and ￦2,904 thousand to SH Corp. as of December 31, 2013.

Future leasehold payments under operating lease as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Less than one year	￦	1,843,604	￦	1,888,519
One year to three years	—		1,857,359
	￦	1,843,604	￦	3,745,878

The term of leasehold agreement with National IT Industry Promotion Agency is to December 31, 2014.  The term of leasehold agreement with SH Corp. is to December 1, 2014.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

Leasehold payments recognized in statement of operations for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Lease payments	￦	1,923,876	￦	2,015,425

14.       Intangible Assets

Changes in intangible assets for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Development
	costs[1]	Software		Others[2]	Total
Beginning	￦ 16,992,155	￦	1,375,034	￦ 919,324	￦ 19,286,513
Increase[1,2]	457,396	257,942		903,581	1,618,919
Amortization	(4,526,019)	(768,494)		(693,588)	(5,988,101)
Impairment[3]	(381,163)	—		(962,957)	(1,344,120)
Ending	￦ 12,542,369	￦	864,482	￦ 166,360	￦ 13,573,211
Acquisition cost	￦ 30,789,098	￦	10,836,361	￦ 5,244,485	￦ 46,869,944
Accumulated depreciation	(14,653,831)	(9,858,546)		(2,523,737)	(27,036,114)
Accumulated impairment	(3,592,898)	(113,333)		(2,554,388)	(6,260,619)

1 The Company developed and commenced commercialization of the game named “Ragnarok Odyssey ACE” during the year. The Company recorded costs incurred to develop “Ragnarok Odyssey ACE” as a development cost.

2 The Company acquired exclusive distribution right of “Steal Fighter” game within Korea and exclusive distribution right of “Requiem Returns” globally except for Korea, in 2012. Both games were commercialized in 2013. The Company recognized the amount paid for acquiring distribution rights as other intangible assets.

3 When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

(in thousands of Korean won)

	2012
	Development
	costs[1]	Software	Others[2]	Total
Beginning	￦ 18,464,789	￦ 282,664	￦ 1,157,671	￦ 19,905,124
Increase[1,2]	2,277,376	1,820,307	780,567	4,878,250
Amortization	(3,750,010)	(727,013)	(727,820)	(5,204,843)
Disposition	—	(924)	—	(924)
Impairment[3]	—	—	(291,094)	(291,094)
Ending	￦ 16,992,155	￦ 1,375,034	￦ 919,324	￦ 19,286,513
Acquisition cost	￦ 30,331,702	￦ 10,578,419	￦ 4,340,904	￦ 45,251,025
Accumulated depreciation	(10,127,812)	(9,090,052)	(1,830,149)	(21,048,013)
Accumulated impairment	(3,211,735)	(113,333)	(1,591,431)	(4,916,499)

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

1 The Company has internally developed and commenced commercialization of the game “Ragnarok 2” during 2012. The Company developed game “Ragnarok Odyssey” for a consol game in a joint effort with GungHo Online Entertainment, Inc. during 2011 and commercialized the game in Korea and Japan during 2012. The Company recorded costs incurred to develop “Ragnarok Odyssey” as a development cost.

2 The Company acquired exclusive distribution right of “Finding Neverland Online” game in Korea during 2011 and exclusive distribution right of the game, “Maestia” in Korea during 2012. In 2012, both games were commercialized. The Company recognized the amount paid for acquiring distribution rights as other intangible assets.

3 When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2013 and 2012, are charged to the following accounts:

(in thousands of Korean won)

	2013	2012

Cost of sales	￦ 5,750,419	￦ 4,932,116
Selling and administrative expenses	215,274	223,109
Development costs	—	25,045
Research and development expenses	22,408	24,573
	￦ 5,988,101	￦ 5,204,843

The Company recognized research and development costs amounting to ￦2,798,864 thousand in 2013 (2012: ￦2,692,108 thousand).

15.       Government Grants

The Company received government grants of ￦172,000 thousand from Korea Contents Industry Promotion Agency pursuant to the agreement signed in 2011 for supporting next generation contents production. In 2012, repayment obligation has been extinguished upon the performance assessment of related assignments.

16.       Severance Benefit Expense

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2013 amounted to ￦1,114,428 thousand (2012: ￦1,190,340 thousand).

17.       Commitments and Contingencies

Litigation

As of December 31, 2013, there is one pending litigation, in which the Company is a defendant, claiming the repatriation of funds to Gravity Middle East & Africa FZ-LLC by former employee of the company. The

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

timing and the amount of economic outflow is uncertain. The final outcome of aforementioned litigation and its impact on the Company’s financial statements cannot be reasonably estimated as of the audit report date.

Related to the above litigation, ￦2,150 million, ￦1,990 million and ￦130 million are held as deposits as of December 31, 2013 due to the court orders with Seoul Southern District Court, Seoul Western District Court and Seoul High Court, respectively.

Commitments

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, inc., SoftWorld International Corp. and Level up! Interactive S.A., etc, to distribute and sell online games and receives royalty fee of 20% to 40% of sales from the online games.

18.       Deferred Income Taxes

Income tax expenses for the years ended December 31, 2013 and 2012, consist of the followings:

(in thousands of Korean won)

	2013	2012

Current income tax	￦ 2,335,205	￦ 3,322,375
Changes in deferred tax assets from temporary differences	852,092	(257,853)
Deferred income tax due to tax loss carryforwards	2,591,908	705,853
Deferred income tax charged to equity	—	51,000
Income tax expenses	￦ 5,779,205	￦ 3,821,375

Deferred income tax charged directly to equity for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012

Accumulated comprehensive income from equity method investment	￦	—	￦	51,000

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

Reconciliation between net loss before tax and income tax expenses for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Net loss before taxes (A)	￦ (12,175,489)	￦ (10,477,027)
Income tax based on statutory rates	￦ (2,678,608)	￦ (2,326,946)
Add (deduct):
Non-deductible expenses	3,078	101,288
Changes in tax credits	3,702,557	3,291,838
Changes in valuation allowance	4,809,548	2,691,535
Others	(57,370)	63,660
Income tax expenses (B)	￦ 5,779,205	￦ 3,821,375
Effective tax rates (B/A)	(47.47)%	(36.47)%

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013
	Temporary differences			Deferred tax assets(liabilities)
	Beginning	Change	Ending	Beginning	Ending

Accrued income	￦ (323,508)	￦ (16,805)	￦ (340,313)	￦ (71,172)	￦ (74,869)
Property and equipment	201,627	47,008	248,635	44,358	54,700
Intangible assets	811,006	2,122,005	2,933,011	178,421	645,262
Equity-method investments	19,281,170	3,735,752	23,016,922	4,572,149	5,063,723
Accounts payable	1,001,920	(148,815)	853,105	220,422	187,683
Available-for-sale securities	4,020,631	(4,020,631)	—	884,539	—
Gain(loss) on foreign currency translation	8,690	81	8,771	1,912	1,930
Deferred income	1,286,835	811,011	2,097,846	283,104	461,527
Allowance for doubtful accounts	2,870,873	2,195,988	5,066,861	631,592	1,114,710
Asset retirement obligations	99,000	—	99,000	21,780	21,780
	￦ 29,258,244	￦ 4,725,594	￦ 33,983,838	￦ 6,767,105	￦ 7,476,446

Tax loss carryforwards[1]	—	8,998,690	8,998,690	—	1,979,712
Tax credit carryforwards	19,194,361	(1,203,184)	17,991,177	21,113,797	19,790,294
Valuation allowance[2]				(18,342,902)	(23,152,452)
				￦ 9,538,000	￦ 6,094,000

1 The Company recognized a tax effect amounting to ￦1,979,712 thousand as deferred income tax assets relating to tax losses amounting to ￦8,898,690 thousand for the current year. The entire tax effect amounting to ￦1,979,712 thousand is reflected as a profit for the year ended December 31, 2013.

2 To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2013,

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

the Company has recognized deferred income tax assets related to temporary differences tax loss carryforwards and tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

(in thousands of Korean won)

	2012
	Temporary differences			Deferred tax assets(liabilities)
	Beginning	Change	Ending	Beginning	Ending

Accrued income	￦ (324,164)	￦ 656	￦ (323,508)	￦ (71,316)	￦ (71,172)
Property and equipment	398,760	(197,133)	201,627	87,727	44,358
Intangible assets	529,542	281,464	811,006	116,499	178,421
Equity-method investments	13,443,549	5,837,621	19,281,170	2,957,581	4,572,149
Accounts payable	318,551	683,369	1,001,920	70,081	220,422
Available-for-sale securities	3,621,227	399,404	4,020,631	796,670	884,539
Gain(loss) on foreign currency translation	(39,964)	48,654	8,690	(8,792)	1,912
Deferred income	764,341	522,494	1,286,835	168,155	283,104
Allowance for doubtful accounts	1,185,737	1,685,136	2,870,873	260,862	631,592
Asset retirement obligations	99,000	—	99,000	21,780	21,780
	￦ 19,996,579	￦ 9,261,665	￦ 29,258,244	￦ 4,399,247	￦ 6,767,105

Tax credit carryforwards	19,307,382	(113,021)	19,194,361	21,238,121	21,113,797
Valuation allowance[1]				(15,651,368)	(18,342,902)
				￦ 9,986,000	￦ 9,538,000

1 To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2012, the Company has recognized deferred income tax assets related to temporary differences and the tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of tax credit carry forwards not recognized as deferred tax assets as of December 31, 2013, is as follows:

(in thousands of Korean won)

Year of expiration	Amount

2014	￦ 3,780,413
2015	4,056,399
2016	3,702,803
2017	2,517,828
2018	1,531,311
￦ 15,588,754

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

The gross balances of deferred tax assets and liabilities as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013		2012
	Deferred	Deferred	Deferred	Deferred
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities

Current	￦ 440,869	￦ (74,869)	￦ 704,172	￦ (71,172)
Non-current	5,728,000	—	8,905,000	—

19.       Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ￦500 per share. As of December 31, 2013, the Company has issued 6,948,900 common shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as of December 31, 2013.

There has been no change in the total number of common shares for the years ended December 31, 2013 and 2012.

20.       Revenues

Details of revenues for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Online games-subscription revenue	￦ 2,446,493	￦ 5,437,988
Online games-royalties and license fees	22,060,067	30,485,995
Mobile games	544,160	1,511,694
Character merchandising, animation and other revenue	1,206,675	2,669,173
	￦ 26,257,395	￦ 40,104,850

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

21.       Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Salaries	￦ 4,906,163	￦ 5,778,272
Service fees and commissions	2,784,968	3,298,959
Rent	743,625	929,417
Employee benefits	821,736	977,961
Research and development expenses	2,798,864	2,692,108
Advertising expenses	526,740	4,124,412
Depreciation	140,907	161,664
Amortization	215,274	223,109
Severance benefit expenses	382,561	409,454
Transportation expenses	174,134	337,662
Tax and dues	263,963	289,823
Insurance premium	141,256	156,261
Bad debt expense	87,960	5,901
Miscellaneous	174,938	216,084
	￦ 14,163,089	￦ 19,601,087

22.       Statement of Disposition of Accumulated Deficit

Statements of disposition of accumulated deficit for the years ended December 31, 2013 and 2012, are as follows:

Dates of dispositions: March 26, 2014 and March 27, 2013 for the years ended December 31, 2013 and 2012, respectively.

(in thousands of Korean won)

	2013		2012

Accumulated deficit before disposition(Retained earnings before disposition)
Unappropriated retained earnings carried over from prior year	￦	6,535,091	￦ 20,833,492
Net loss	(17,954,693)		(14,298,401)
	(11,419,603)		6,535,091
Disposition of accumulated deficit
Transfer from capital surplus	11,419,603		—
Undisposed accumulated deficit carried forward to subsequent year (Unappropriated retained earnings carried forward to subsequent year)	￦	—	￦ 6,535,091

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

23.      Value Added Information

Value added information for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Salaries	￦ 13,303,240	￦ 14,514,384
Severance benefit expenses	1,114,428	1,190,340
Employee benefits	1,409,994	1,593,414
Rent	1,923,876	2,015,425
Depreciation	478,006	508,437
Amortization	5,988,101	5,204,843
Taxes and dues	715,628	634,861
	￦ 24,933,273	￦ 25,661,704

24.       Comprehensive Income (Expense)

Comprehensive expense for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Net loss	￦ (17,954,693)	￦ (14,298,401)
Other comprehensive expense
Accumulated comprehensive income of equity-method investments	47,296	(151,844)
(Net of tax of 2013 ￦ - thousand (2012 ￦51,000 thousand))
Accumulated comprehensive expense of equity-method investments	(108,756)	(51,580)
Comprehensive expense	￦ (18,016,153)	￦ (14,501,825)

25.       Loss per Share

The loss per share is calculation of net loss per common share. The loss per share calculations for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Net loss attributable to common stock	￦ (17,954,693)	￦ (14,298,401)
Weighted average number of common stock outstanding (in shares)	6,948,900	6,948,900
Basic loss per share (in Korean won)	￦ (2,584)	￦ (2,058)

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

26.       Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

	2013	2012

Reclassification of long-term deferred income to short-term deferred income	￦ 980,695	￦ 814,524
Reclassification of advance payments to other intangible assets	537,790	311,789
Write-off of trade accounts receivable	—	305,378
Deferred income tax effect directly reflected in shareholders’ equity	—	(51,000)
Reclassification of long-term prepaid expenses to short-term prepaid expenses	19,333	113,132
Reclassification of amortization of intangible assets to development costs	—	25,045
Reclassification of long-term loans receivable to short-term loans receivable	307,306	81,666
Accounts payable due to acquisition of tangible and intangible assets	943,921	937,960
Offset short-term deferred income against accounts receivable	—	170,227
Write-off of accrued income	—	115,130
Changes in equity method investments due to change in valuation of investments	61,461	254,424

27.       Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2013 is as follows:

Entity
Parent company	GungHo Online Entertainment, Inc.
Ultimate parent company	SoftBank Corp.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity Middle East & Africa FZ-LLC
NeoCyon, Inc.
Gravity Games Corp.
Associate	Gravity EU SAS

As of December 31, 2013 and 2012, the parent company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%) and the ultimate parent company is Soft Bank Corp..

The subsidiaries as of December 31, 2013 and 2012, are as follows:

	Percentage of ownership (%)
	2013	2012

Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
Gravity Middle East & Africa FZ-LLC	100.00	100.00
NeoCyon, Inc.	96.11	96.11
Gravity Games Corp.	85.50	50.83

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

As of December 2013 and 2012, Grivity CIS Co., Ltd. and Gravity RUS Co., Ltd. are excluded from the related parties because the Company disposed all of its equity shares of Grivity CIS Co., Ltd. and Gravity RUS Co., Ltd in 2012.

Details of associates that have sales and other transactions with the Company or have receivables and payables balances as of December 31, 2013 and 2012, are as follows:

	2013	2012
Associate	Gravity EU SAS	Gravity EU SAS
	—[1]	Ingamba LLC

1 As of December 31, 2013, Ingamba LLC is excluded from the related parties because the Company sold all of its equity shares of Ingamba LLC in 2012.

Sales and purchases with related parties for the years ended December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013		2012
		Sales	Purchases	Sales	Purchases

Parent company	GungHo Online Entertainment, Inc	￦ 13,073,185	￦ 974,019	￦ 25,341,971	￦ 2,766,976
Subsidiaries	Gravity Interactive, Inc.	1,481,564	1,346	887,986	—
	NeoCyon, Inc.	705,324	1,567,000	1,739,398	1,896,145
	Gravity Games Corp.	153,139	207,525	16,706	288,633
	Gravity CIS Co., Ltd.	—	—	6,950	120,361
Associate	Ingamba LLC	—	—	137,803	—
	Gravity EU SAS	351,812	—	433,401	—
		￦ 15,765,024	￦ 2,749,890	￦ 28,564,215	￦ 5,072,115

Year-end balances of receivables and payables arising from sales and purchases of goods and services as of December 31, 2013 and 2012, are as follows:

(in thousands of Korean won)

		2013
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Accounts payables	Other payables
Parent company	GungHo Online Entertainment, Inc	￦ 915,357	￦ —	￦ 43,718	￦ 278,967	￦ 5,445,033
Subsidiaries	Gravity Interactive, Inc.[1]	1,223,146	1,606,650	—	52,894	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon, Inc.	201,918	—	78,189	111,100	117,799
	Gravity Games Corp.[2]	28,361	1,972,000	1,981,541	37,821	33,180
Associate	Gravity EU SAS	61,879	—	19,356	—	31,414
		￦ 2,430,661	￦ 3,578,650	￦ 2,122,804	￦ 480,782	￦ 7,447,727

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

(in thousands of Korean won)

		2012
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Accounts payables	Other payables
Parent company	GungHo Online Entertainment, Inc	￦ 2,126,772	￦ —	￦ 62,620	￦ 563,225	￦ 5,892,473
Subsidiaries	Gravity Interactive, Inc.[1]	555,071	1,606,650	3,323	—	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon, Inc.	509,149	—	38,655	290,941	79,243
	Gravity Games Corp.[2]	3,669	1,154,000	2,003,697	—	75,245
Associate	Gravity EU SAS	147,272	—	19,356	—	106,806
		￦ 3,341,933	￦ 2,760,650	￦ 2,127,651	￦ 854,166	￦ 7,974,068

1 Interest income recognized in relation to the loans granted to Gravity Interactive Inc. for the year ended 2013 is ￦ 65,729 thousand (2012: ￦ 21,531 thousand). With respect to the loans, the Company recorded ￦1,606,650 thousand as allowance for doubtful accounts as of December 31, 2013 which was recognized as non-operating expenses in 2012 (2012: ￦1,606,650 thousand).

2 Interest income recognized for the year ended 2013 in relation to the loans granted to Gravity Games Corp. is ￦ 129,295 thousand (2012: ￦ 13,370 thousand). The Company recorded allowances for doubtful accounts for the loans and accrued income of ￦ 2,087,152 thousand as of December 31, 2013, and recognized ￦ 2,087,152 thousand as non-operating expenses in 2013. In addition, the Company recorded allowances for doubtful accounts for other account receivables and advance payments of ￦ 1,823,749 thousand (2012: ￦ 1,748,850 thousand) as of December 31, 2013, and recognized ￦ 74,899 thousand (2012: ￦ 1,748,850 thousand) as non-operating expenses in 2013.

Fund transactions with related parties for the years ended December 31, 2013 and 2012, are as follows:

		2013
		Loans	Repayment
Subsidiaries	Gravity Games Corp.	￦ 1,618,000	￦ 800,000

		2012
		Loans	Repayment
Subsidiaries	Gravity Interactive, Inc.	￦ 1,606,650	￦ —
	Gravity Games Corp.	1,154,000	—
	Gravity CIS Co., Ltd.	—	576,650
		￦ 2,760,650	￦ 576,650

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2013 and 2012

28.       Events after the Reporting Period

(a) Amendment of local income tax law

On January 1, 2014, amended local income tax law was promulgated. This amendment would have impact on the current income tax and deferred income tax assets relating to tax credit carry forwards in 2014 and thereafter.

(b) Approval of financial statements

The December 31, 2013 non-consolidated financial statements of the Company were approved by the Board of Directors on March 4, 2014.

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

GRAVITY CO., LTD.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of GRAVITY CO., LTD. (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2013, no material weaknesses are identified as of December 31, 2013, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit. However, in accordance with Chapter 5, Application for small- and medium-sized companies of the IACS standards, the design, operation and assessment of its IACS are limited compared with those of public large-sized companies as the Company is a non-public large-sized company (or a public small and medium-sized company). As such, we performed our review in accordance with Chapter 14, Review standards for small- and medium-sized companies.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with Chapter 5, Application for small- and medium-sized companies, of the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2013, and we did not review management’s assessment of its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 17, 2014

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of

GRAVITY CO., LTD.

I, as the Internal Accounting Control Officer (“IACO”) of GRAVITY CO., LTD. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2013.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied Chapter 5, Application to small- and medium-sized companies, of the IACS standards for the assessment of design and operations of the IACS.

Based on the assessment on the operation of the IACS, no material weakness has been identified as of December 31, 2013, in all material respect, in accordance with the IACS standards.

March 17, 2014

Heung Gon Kim, Internal Accounting Control Officer

Hyun Chul Park, Chief Executive Officer